Exhibit 99.1

19 February 2003

The Board of Six Continents PLC ("SXC") notes the announcement made this morning that Capital Management and Investment PLC ("CMI") is considering making an offer for SXC. The Board has not received an approach from CMI for SXC.

As has always been the case, the Board will review and consider on its merits, any proposal that offers a combination of compelling value and certainty of delivery.

The Board believes that continuing to pursue its proposal to return £700 million of capital to shareholders and to separate its hotels and soft drinks businesses from its retail business will be the best route to generate value for shareholders.

On 17 February SXC posted listing particulars for the two new companies Mitchells & Butlers PLC ("M and B") and InterContinental Hotels Group PLC ("IHG") and a circular to shareholders and, subject to shareholder approval at an EGM on 12 March 2003 and the necessary court sanctions, IHG and M and B will be listed on 15 April 2003.

Separation will enhance the flexibility of the two new companies to exploit all opportunities to maximise value for shareholders in the future.

For further information, please contact:

Mark Rigby	Tel: 020 7409 8105 mark.rigby@sixcontinents.com

Alastair Scott	Tel: 020 7355 6532 alastair.scott@sixcontinents.com